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March 21, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Barry N. Summer
450 Fifth Street, N.W.
Mail Stop 4-7
Washington, D.C. 20549

     Re: Withdrawal of Registration Statement on Form S-3 (File No. 333-72840) of Nucentrix Broadband Networks, Inc.

Dear Mr. Summer:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, Nucentrix Broadband Networks, Inc. (the "Company"), hereby withdraws the Company's Registration Statement on Form S-3, File No. 333-72840 (the "Registration Statement"). The Company withdraws the Registration Statement due to the ability of the selling shareholders to dispose of the securities covered by the Registration Statement under Rule 144 and the corresponding termination of the Company's contractual requirement to cause the Registration Statement to become effective. As the Registration Statement was never declared effective, no securities were sold pursuant to the Registration Statement.

     Please direct all inquiries to me at (972) 662-4039 or Mr. Rodney L. Moore (of Vinson & Elkins L.L.P., counsel to the Company) at (214) 220-7781.


                                       Sincerely,

                                       /s/ J. CURTIS HENDERSON
                                       J. Curtis Henderson
                                       Senior Vice President and
                                       General Counsel

cc:  Reginal Norris
     Rodney L. Moore